EXHIBIT 3.2(f)

             FORM OF OPINION OF COUNSEL OF K-TEL INTERNATIONAL, INC.


         1. Seller and each of the Subsidiaries is a corporation duly organized, existing and in good standing under the laws of the State of Minnesota, and to our knowledge, has the corporate power and authority to conduct its business as it is now being conducted, to own, hold under lease, or otherwise posses or use the properties and assets it purports to own, hold under lease, or otherwise posses or use.

         2. Seller and each of Seller's Affiliates have all requisite corporate power and authority to enter into the Purchase Agreement and each of the agreements referred to in Sections 3.2(g) through (k) of the Purchase Agreement (together with the Purchase Agreement, the "Transaction Documents"), and perform their respective obligations under the Transaction Documents.

         3. The execution and delivery of the Transaction Documents have been duly authorized by all necessary corporate action on the part of Seller and its Affiliates, to the extent applicable, and each of the Transaction Documents to which Seller or its Affiliates are a party have been duly executed and delivered by Seller and the respective Affiliates.

         4. The execution and delivery of the Transaction Documents and the performance by Seller and its Affiliates thereunder does not, and the consummation of the transactions contemplated thereby will not: violate the Articles of Incorporation or By-laws of Seller and its Affiliates, (ii) to our knowledge, result in a breach of any of the terms or conditions of or constitute a default under any material written indenture, contract, lease or license or other agreement or instruments known to us and to which Seller or its Affiliates is a party, except as disclosed in the Transaction Documents (including the Disclosure Letter) or (iii) to our knowledge, constitute an event which would permit any party to modify, alter, amend, cancel or otherwise affect or terminate any such indenture, contract, instrument, agreement or license except as disclosed in the Transaction Documents (including the Disclosure Letter). To our knowledge, neither Seller nor its Affiliates is a party to, or expressly bound by, any judgment, injunction or decree of any court or governmental authority which would restrict or interfere with the performance by Seller and its Affiliates of their respective obligations under the Purchase Agreement.

         5. Each of the Transaction Documents to which Seller and its Affiliates is a party is enforceable against each of Seller and its Affiliates in accordance with its terms.

         6. To our knowledge, there are no actions or proceedings against Seller or its Affiliates pending or overtly threatened in writing, before any court, governmental agency or arbitrator which seek to affect the enforceability of the Transaction Documents.